Exhibit 99.2

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

Infosys increases guidance for revenue and EPS for fiscal 2004

Bangalore, India – January 9, 2004

Highlights

Results for the quarter ended December 31, 2003

•	Income from software development services and products was Rs. 1,235.26 crore for the third quarter ended December 31, 2003, an increase of 28.86% over comparable income for the corresponding quarter in the previous year

•	Net profit after tax for the third quarter ended December 31, 2003 was Rs. 328.14 crore, an increase of 28.02% over comparable net profit after tax for the corresponding quarter in the previous year

•	Earnings per share from ordinary activities increased to Rs. 49.43 from Rs. 38.70 for the corresponding quarter in the previous year, an increase of 27.73%

•	30 new clients were added during the quarter

•	Gross addition of 3,666 employees for the quarter for Infosys and its subsidiary, Progeon Ltd.

•	23,209 employees as on December 31, 2003 for Infosys and its subsidiary, Progeon Ltd.

Business outlook

“We have reorganized Infosys to face new challenges – increased expectations from clients, a fast-changing economy and a new competitive scenario,” said Nandan M. Nilekani, CEO, President and Managing Director. “We have enhanced our focus on vertical markets and on providing business solutions leveraging technology, using our Global Delivery Model.”

The company’s outlook for the quarter and the fiscal year ending March 31, 2004, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP

Outlook for the quarter ending March 31, 2004*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 1,260 crore and Rs. 1,269 crore

•	Earnings per share is expected to be Rs. 49.50

Infosys consolidated

•	Income is projected to be between Rs. 1,319 crore and Rs. 1,331 crore

•	Earnings per share is expected to be Rs. 49.70

Outlook for the fiscal year ending March 31, 2004*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 4,712 crore and Rs. 4,721 crore

•	Earnings per share is expected to be Rs. 186.20

Infosys consolidated

•	Income is projected to be between Rs. 4,823 crore and Rs. 4,835 crore

•	Earnings per share is expected to be Rs. 186.70

* conversion 1 US$ = Rs. 45.50

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

Under US GAAP

Outlook for the quarter ending March 31, 2004

-	Consolidated net revenues projected to be in the range of $ 290 million to $ 293 million

-	Consolidated earnings per American Depositary Share expected to be $ 0.55

Outlook for the fiscal year ending March 31, 2004

-	Consolidated net revenues projected to be in the range of $ 1,050 million to $ 1,053 million

-	Consolidated earnings per American Depositary Share expected to be $ 2.02

“The acquisition of Expert Information Systems Pty. Limited, Australia is complete and we are working towards a seamless integration,” said S. Gopalakrishnan, Member of the Board and COO. “This will accelerate our market penetration in Australia and provide enhanced value to our clients.”

Expansion of services and significant projects

During the quarter, Infosys continued its association with global corporations, helping them realize significant business benefits through effective leveraging of technology. The company added 30 new clients and strengthened its relationship with over 350 clients worldwide, through the implementation of new initiatives.

In the telecom sector, Infosys saw the addition of leading corporations to its client list. A premier wireless carrier in the US chose Infosys to design, develop and deploy a financial and marketing data mart that will help the organization analyze its financial performance. One of Canada’s leading communications companies, providing wireline and wireless telecommunications products, applications and services, also started working with the company during the quarter. Infosys was selected by a growing telecom business process outsourcing provider in the US to partner in the development of its order and inventory management systems. Another key client added is a leading provider of highly integrated silicon solutions that enable broadband communications and networking of voice, video and data services. In the Asia Pacific region, a premier telecommunications carrier chose Infosys to help them increase the effectiveness of their integrated telecommunications services.

High-tech companies are finding new ways of improving knowledge and expertise in cutting edge technology. An industry leader providing global data and IP network and integration services for multinational businesses has engaged Infosys in the design, development and support of its global CRM applications. The world’s leading supplier of process control and yield management solutions for the semiconductor and related microelectronics industries also established a partnership with Infosys during the last quarter. Other significant client additions in this sector include a world leader in integrated IT and eProcessing solutions for the financial services industry and a corporation providing global automated international trade management solutions.

Infosys made significant progress in the media and entertainment industry during the quarter, with the addition of three global leaders. One of the world’s premier media and entertainment companies chose Infosys to help them with some of their technology initiatives. Infosys has been signed up to assist a global provider of news, data and analysis in providing accurate and real-time information.

Corporations in the automobile and aerospace industry are increasingly leveraging technology to improve their efficiency. Infosys partnered with a leader in lumbar and seating comfort technology to create an IT strategy that will help streamline its manufacturing processes. The company manufactures seating components for some of the world’s best known automotive and airline companies. During the quarter, Infosys also established a relationship with a leading supplier of injection molding equipment in Canada.

The retail industry continues to use technology to provide faster and more efficient services to its growing customer base. Infosys reinforced its position in this segment in the US by adding to its client base a renowned supplier of specialty outdoor gear and a nationwide chain of superstores in the US, selling domestic merchandise and home furnishings.

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

Infosys enhanced its presence in the financial services sector by establishing a relationship with a global investment bank based in the UK. The bank chose Infosys to strengthen critical elements of its infrastructure across several locations in the world. Infosys will leverage its expertise in Microsoft technologies to meet the client’s need for a quick, scalable, and cost-efficient deployment. In the healthcare sector, Infosys started working with a non-profit, independent, regional healthcare provider in the US.

“We have added several high-quality clients in the high-tech and financial services sectors, in addition to leading communication service providers,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “We see this as a result of the market’s continuing interest in offshore services, and also, some of our successful business solutions and alliances.”

“Our initiatives on increasing work offshore continue to yield results. Offshore effort increased to 67.8% during the quarter as compared to 63.9% for the same quarter in the previous year,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Our billing for two clients, on an LTM (Last Twelve Months) basis, has crossed $ 50 million each.”

Banking Products

Infosys’ Banking Business Unit (BBU) made significant headway in several countries this quarter. One of the premier public sector banks headquartered in Bangalore, India, with over 800 branches, has chosen to deploy Finacle®. A leading bank headquartered in Mauritius has signed up for Finacle®, making it the fifth among nine banks in the island nation to use the product. With the addition of a bank in Zimbabwe to its client list, Infosys extended its footprint to seven countries in Africa. BBU also established its presence in China this quarter, with one of the leading banks choosing Finacle® for its branches.

Progeon Limited

Progeon Limited (“Progeon”) added one client during the quarter and generated revenues of Rs. 21.78 crore. The net addition to employees during the quarter was 362 and the employee strength as on December 31, 2003 was 1,400.

The consolidated financial results including the financial results of Progeon Limited, according to Indian GAAP, for the quarter ended December 31, 2003 are attached to this release.

Update on China operations

Infosys has incorporated its wholly owned subsidiary in the People’s Republic of China, ‘Infosys Technologies (Shanghai) Co. Limited’. The subsidiary will be capitalized at US$ 5 million and Infosys has transferred US$ 1 million as initial capital. The setting up of the software development center for 200 professionals in Shanghai is progressing well. The China subsidiary will be offering end-to-end software services to domestic as well as multinational companies operating in China. It will also serve as a hub for software services in the Asia Pacific region.

Update on acquisition of Expert

The acquisition of Expert Information Services Pty. Limited, Australia (Expert) was completed on January 2, 2004. The acquired company has been renamed as ‘Infosys Technologies (Australia) Pty. Limited’ and is a wholly owned subsidiary of Infosys.

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

Liquidity and capital expenditure

Cash and cash equivalents including investments in liquid mutual funds increased by Rs. 344.25 crore during the quarter, from Rs. 2,139.67 crore to Rs. 2,483.92 crore, after incurring capital expenditure of Rs. 85.19 crore. Operating cash flows for the quarter ended December 31, 2003 were Rs. 496.58 crore (Rs. 248.38 crore for the quarter ended December 31, 2002).

“Pricing has been stable and despite the largest hiring for a quarter, margins have been maintained,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore

Balance Sheet as at	December 31, 2003	December 31, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.23	33.11	33.12
Reserves and surplus	3,692.05	2,673.99	2,827.53

	3,725.28	2,707.10	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,481.83	1,194.24	1,273.32
Less: Depreciation and amortization	744.99	525.74	577.15

Net book value	736.84	668.50	696.17
Add: Capital work-in-progress	79.38	86.41	76.55

	816.22	754.91	772.72
INVESTMENTS	615.54	33.20	33.20
DEFERRED TAX ASSETS	32.85	35.03	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	683.87	487.32	512.14
Cash and bank balances	1,603.83	1,129.87	1,336.23
Loans and advances	945.50	948.47	872.78

	3,233.20	2,565.66	2,721.15
Less: Current liabilities	549.96	279.38	315.25
Provisions	422.57	402.32	387.98

NET CURRENT ASSETS	2,260.67	1,883.96	2017.92

	3,725.28	2,707.10	2,860.65

NOTE:

The audited Balance Sheet as at December 31, 2003 has been taken on record at the board meeting held on January 9, 2004

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore, except per share data

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

Profit and Loss Account for the	2003	2002	2003	2002	2003

INCOME
Software services and products
Overseas	1,227.30	945.18	3,401.93	2,552.93	3,543.51
Domestic	7.96	13.46	50.06	49.90	79.18

	1,235.26	958.64	3,451.99	2,602.83	3,622.69
Software development expenses	645.48	481.62	1,805.42	1,283.50	1,813.30

GROSS PROFIT	589.78	477.02	1,646.57	1,319.33	1,809.39
Selling and marketing expenses	92.35	73.60	252.51	198.02	266.98
General and administration expenses	87.25	69.93	257.15	189.65	270.37

	179.60	143.53	509.66	387.67	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	410.18	333.49	1,136.91	931.66	1,272.04
Interest	—	—	—	—	—
Depreciation and amortization	62.23	49.48	168.82	136.19	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	347.95	284.01	968.09	795.47	1,083.09
Other income	47.48	29.80	124.21	72.22	99.61
Provision for investments	2.29	—	8.88	23.76	23.77

NET PROFIT BEFORE TAX	393.14	313.81	1,083.42	843.93	1,158.93
Provision for taxation	65.00	57.50	177.00	145.00	201.00

NET PROFIT AFTER TAX	328.14	256.31	906.42	698.93	957.93

AMOUNT AVAILABLE FOR APPROPRIATION	328.14	256.31	906.42	698.93	957.93

DIVIDEND
Interim	—	—	96.09	82.76	82.76
Final	—	—	—	—	96.05
Dividend Tax	—	—	12.31	—	12.30
Amount transferred – general reserve	—	—	—	—	766.82
Balance in Profit and Loss Account	328.14	256.31	798.02	616.17	—

	328.14	256.31	906.42	698.93	957.93

EARNINGS PER SHARE
(equity shares, par value Rs.5/- each)
Basic	49.43	38.70	136.73	105.57	144.68
Diluted	48.54	38.22	135.43	104.70	143.37
Number of shares used in computing earnings per share
Basic	6,63,79,862	6,62,21,577	6,62,94,021	6,62,02,947	6,62,11,068
Diluted	6,76,07,893	6,70,57,160	6,69,29,068	6,67,55,529	6,68,16,821

NOTE:

The audited Profit and Loss Accounts for the quarter and nine months ended December 31, 2003 have been taken on record at the board meeting held on January 9, 2004

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

	in Rs. crore

Consolidated Balance Sheet as at	December 31, 2003	December 31, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.23	33.11	33.12
Reserves and surplus	3,690.87	2,670.09	2,824.37

	3,724.10	2,703.20	2,857.49
Preference shares issued by subsidiary	49.00	49.00	49.00

	3,773.10	2,752.20	2,906.49

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,499.00	1,199.09	1,279.04
Less: Depreciation and amortization	749.88	526.48	578.54

Net book value	749.12	672.61	700.50
Add: Capital work-in-progress	80.47	86.42	77.39

	829.59	759.03	777.89
INVESTMENTS	614.01	20.95	20.95
DEFERRED TAX ASSETS	32.85	35.03	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	696.96	491.56	518.65
Cash and bank balances	1,616.99	1,138.72	1,346.54
Loans and advances	961.69	991.57	913.46

	3,275.64	2,621.85	2,778.65
Less: Current liabilities	555.71	282.17	319.60
Provisions	423.28	402.49	388.21

NET CURRENT ASSETS	2,296.65	1,937.19	2,070.84

	3,773.10	2,752.20	2,906.49

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited – Financial Release December 31, 2003	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

	in Rs. crore, except per share data

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

Consolidated Profit and Loss Account for the	2003	2002	2003	2002	2003

INCOME – Software services, products and business process management
Overseas	1,249.09	951.56	3,453.53	2,560.41	3,564.36
Domestic	7.92	13.46	49.98	49.90	75.62

	1,257.01	965.02	3,503.51	2,610.31	3,639.98
Software development and business process management expenses	656.70	486.04	1,831.58	1,289.46	1,822.96

GROSS PROFIT	600.31	478.98	1,671.93	1,320.85	1,817.02
Selling and marketing expenses	94.89	75.09	259.23	200.61	271.73
General and administration expenses	92.33	71.21	267.66	192.59	275.67

	187.22	146.30	526.89	393.20	547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	413.09	332.68	1,145.04	927.65	1,269.62
Interest	—	—	—	—	—
Depreciation and amortization	63.75	50.05	172.32	136.93	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	349.34	282.63	972.72	790.72	1,079.28
Other income	46.46	29.78	121.56	73.07	100.26
Provision for investments	2.29	—	8.88	23.76	23.77

NET PROFIT BEFORE TAX	393.51	312.41	1,085.40	840.03	1,155.77

Provision for taxation	65.00	57.50	177.00	145.00	201.00

NET PROFIT AFTER TAX	328.51	254.91	908.40	695.03	954.77

AMOUNT AVAILABLE FOR APPROPRIATION	328.51	254.91	908.40	695.03	954.77
DIVIDEND
Interim	—	—	96.09	82.76	82.76
Final (Subject to deduction of tax, if any)	—	—	—	—	96.05
Dividend tax	—	—	12.31	—	12.30
Amount transferred – general reserve	—	—	—	—	763.66
Balance in Profit and Loss Account	328.51	254.91	800.00	612.27	—

	328.51	254.91	908.40	695.03	954.77

EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	49.49	38.49	137.03	104.98	144.20
Diluted	48.59	38.01	135.73	104.12	142.89
Number of shares used in computing earnings per share
Basic	6,63,79,862	6,62,21,577	6,62,94,021	6,62,02,947	6,62,11,068
Diluted	6,76,07,893	6,70,57,160	6,69,29,068	6,67,55,529	6,68,16,821